SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

EQT Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

26884L109
(CUSIP Number)

Eleazer Klein, Esq. Marc Weingarten, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 5, 2017
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26884L109	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,017,129 Shares (including options to purchase 1,863,500 Shares)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,017,129 Shares (including options to purchase 1,863,500 Shares)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,017,129 Shares (including options to purchase 1,863,500 Shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.8%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 26884L109	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS JONATHAN Z. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 75,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 75,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 26884L109	SCHEDULE 13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS DANIEL C. HERZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 26884L109	SCHEDULE 13D	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS EDWARD E. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 35,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 26884L109	SCHEDULE 13D	Page 6 of 8 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 3, 2017 (the "Original Schedule 13D", and together with this Amendment No. 1, the "Schedule 13D") with respect to the shares ("Shares") of common stock, no par value, of EQT Corporation, a Pennsylvania corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Original Schedule 13D. This Amendment No. 1 amends Items 3, 4, 5(a), (b) and (c) and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The two first paragraphs of Item 3 of the Schedule 13D are hereby amended and restated in their entirety as follows:

The 10,134,129 Shares (including options to purchase 1,863,500 Shares) reported herein as beneficially owned by the Reporting Persons were acquired at an aggregate purchase price of approximately $497.2 million.

The 10,017,129 Shares (including options to purchase 1,863,500 Shares) reported herein by JANA were acquired at an aggregate purchase price of approximately $490.9 million. Such Shares were acquired with investment funds in accounts managed by JANA and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by JANA in commingled margin accounts, which may extend margin credit to JANA from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On July 5, 2017, JANA sent a letter to the Issuer, attached hereto as Exhibit E and incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 173,800,724 Shares outstanding, which is the total number of Shares outstanding as of June 16, 2017, as reported in the Agreement and Plan of Merger among the Issuer, Eagle Merger Sub I, Inc. and Rice Energy Inc. dated as of June 19, 2017 attached as Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 19, 2017.

CUSIP No. 26884L109	SCHEDULE 13D	Page 7 of 8 Pages

As of the close of business on the date hereof, JANA may be deemed to beneficially own 10,017,129 Shares (including options to purchase 1,863,500 Shares), representing approximately 5.8% of the Shares outstanding.

As of the close of business on the date hereof, Mr. J. Cohen may be deemed to beneficially own 75,000 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Herz may be deemed to beneficially own 7,000 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. E. Cohen may be deemed to beneficially own 35,000 Shares, representing less than 0.1% of the Shares outstanding.

By virtue of the Nominee Agreements and the Cooperation Agreement, JANA, each of the Potential Nominees and Mr. E. Cohen may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 10,134,129 Shares (including options to purchase 1,863,500 Shares), representing approximately 5.8% of the outstanding Shares. Each Potential Nominee expressly disclaims beneficial ownership of the Shares beneficially owned by JANA, each other Potential Nominee and Mr. E. Cohen. JANA expressly disclaims beneficial ownership of the Shares beneficially owned by each Potential Nominee and Mr. E. Cohen. Mr. E. Cohen expressly disclaims beneficial ownership of the Shares beneficially owned by JANA and each Potential Nominee.

(b) JANA has sole voting and dispositive power 10,017,129 Shares (including options to purchase 1,863,500 Shares), which power is exercised by the Principal. Mr. J. Cohen has sole voting and dispositive power over the 75,000 Shares beneficially owned by him. Mr. Herz has sole voting and dispositive power over the 7,000 Shares beneficially owned by him. Mr. E. Cohen has sole voting and dispositive power over the 35,000 Shares beneficially owned by him.

(c) Information concerning transactions in the Shares effected by the Reporting Persons since the filing of the Original Schedule 13D is set forth in Exhibit F hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is being amended and supplemented by the addition of the following:

Exhibit E:	Letter dated July 5, 2017 sent by JANA to the Issuer.
Exhibit F:	Transactions in the Shares Since the Filing of the Original Schedule 13D.

CUSIP No. 26884L109	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2017

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel

/s/ Jonathan Z. Cohen
JONATHAN Z. COHEN

/s/ Daniel C. Herz
DANIEL C. HERZ

/s/ Edward E. Cohen
EDWARD E. COHEN